                                                               Filed pursuant to
                                           General Instruction II.K of Form F-9,
                                                              File No. 333-90216



          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 29, 2001
            AS AMENDED BY A PROSPECTUS AMENDMENT DATED JUNE 7, 2002

                                 US$350,000,000

                                  BRASCAN LOGO

                         7 1/8% Notes Due June 15, 2012
                               ------------------

    We will pay interest on the notes each June 15 and December 15. We will make the first interest payment on December 15, 2002. Unless we redeem the notes earlier, the notes will mature on June 15, 2012. We may not redeem the notes prior to maturity other than in the event of certain changes affecting Canadian withholding taxes, in which case, we may redeem the notes in whole, but not in part, at 100% of the aggregate principal amount of the notes plus accrued interest to the date of redemption.

    There is currently no market through which these notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement.

                                                                         UNDERWRITING
                                                          PRICE TO      DISCOUNTS AND     NET PROCEEDS
                                                         PUBLIC(1)       COMMISSIONS     TO BRASCAN(2)
                                                       --------------   --------------   --------------
Per Note.............................................     98.628%           0.650%          97.978%
Total................................................  US$345,198,000    US$2,275,000    US$342,923,000

(1) Plus accrued interest, if any, from June 17, 2002.

(2) Before deducting expenses of the offering, estimated at US$243,000.

    The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by Brascan Corporation and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting".

    Delivery of the notes, in book-entry form only, will be made on or about June 17, 2002.

     WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     OWNING THE NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION BEGINNING ON PAGE S-13.

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE AMALGAMATED IN ONTARIO, CANADA, SOME OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE CANADIAN RESIDENTS, AND MANY OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

     UNDER CANADIAN SECURITIES LEGISLATION, WE ARE CONSIDERED TO BE A RELATED ISSUER OF TRILON INTERNATIONAL INC., ONE OF THE UNDERWRITERS, AS WE OWN MORE THAN 20% OF THE VOTING SECURITIES OF TRILON INTERNATIONAL INC. SEE "UNDERWRITING."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CREDIT SUISSE FIRST BOSTON
              BANC ONE CAPITAL MARKETS, INC.
                              BNP PARIBAS
                                     GOLDMAN, SACHS & CO.
                                             SALOMON SMITH BARNEY
                                                    CIBC WORLD MARKETS
                                                       TRILON INTERNATIONAL INC.


            The date of this prospectus supplement is June 12, 2002

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
DOCUMENTS INCORPORATED BY
  REFERENCE.........................     S-1
SPECIAL NOTE REGARDING
  FORWARD-LOOKING INFORMATION.......     S-1
PRESENTATION OF FINANCIAL
  INFORMATION.......................     S-2
EXCHANGE RATE DATA..................     S-2
SUMMARY OF THE OFFERING.............     S-3
THE COMPANY.........................     S-4
RECENT DEVELOPMENTS.................     S-4
USE OF PROCEEDS.....................     S-4
CAPITALIZATION......................     S-5

                                        PAGE
                                        ----
DESCRIPTION OF THE NOTES............     S-5
CERTAIN CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS....................    S-13
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSIDERATIONS................    S-13
UNDERWRITING........................    S-15
RISK FACTORS........................    S-16
CREDIT RATINGS......................    S-17
EARNINGS COVERAGE RATIOS............    S-17
LEGAL MATTERS.......................    S-18

            AMENDMENT NO. 1 TO THE SHORT FORM BASE SHELF PROSPECTUS

                        SHORT FORM BASE SHELF PROSPECTUS

                                        PAGE
                                        ----
DOCUMENTS INCORPORATED BY
  REFERENCE.........................      2
AVAILABLE INFORMATION...............      4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING INFORMATION...............      4
THE COMPANY.........................      4
USE OF PROCEEDS.....................      5
EARNINGS COVERAGE RATIOS............      5

                                        PAGE
                                        ----
DESCRIPTION OF DEBT SECURITIES......      6
PLAN OF DISTRIBUTION................     15
LEGAL MATTERS.......................     15
EXPERTS.............................     16
DOCUMENTS FILED AS PART OF THE
  REGISTRATION STATEMENT............     16

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

     As used in this prospectus supplement, unless the context otherwise indicates, references to the "Company" refer to Brascan Corporation and references to "Brascan" refer to the Company and its direct and indirect subsidiaries.

                      DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of the Company dated November 29, 2001 as amended by a prospectus amendment dated June 7, 2002 (collectively, the "Prospectus") solely for the purpose of the notes issued hereunder.

     The following documents, filed with the securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the Prospectus:

     (a)  the Company's annual information form dated May 21, 2002;

     (b) the unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the three months ended March 31, 2002;

     (c) management's discussion and analysis of financial condition and results of operations dated April 25, 2002 contained in the interim report to shareholders for the three months ended March 31, 2002;

     (d) the audited comparative consolidated financial statements of the Company and the notes thereto for the financial year ended December 31, 2001, together with the report of the auditors thereon, found at pages 45 through 67 of Brascan's 2001 annual report;

     (e) the financial analysis and review section contained in pages 17 to 44 of the Company's 2001 annual report; and

     (f) the Company's management information circular dated February 28, 2002 in connection with the 2002 Annual Meeting of Shareholders, other than the sections entitled "Executive Compensation" and "Performance Graph".

     ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS SUPPLEMENT TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT, EXCEPT AS SO MODIFIED OR SUPERSEDED.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements included and incorporated by reference herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Brascan's business and operations, plans and references to the future success of Brascan. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including, but not limited to: general economic, market or business conditions; fluctuations in the value of the Canadian dollar relative to other currencies; fluctuations in interest rates; the opportunities (or lack thereof) that may be presented to and pursued by Brascan; competitive actions by other companies; conditions in the natural resources, property, energy, financial and management services industries; the cyclical nature of the resource operations and fluctuations in commodity prices; changes in laws or regulations, including changes in the regulations, standards and market expectation regarding the environment, particularly in natural resources and energy operations; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada, the United States and Brazil; the potential impact of increased competition in the markets within which Brascan operates; and other factors, many of which are beyond the control of Brascan. Consequently, all of the forward-looking statements made in this prospectus supplement and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events, except as may be required by securities laws.

                     PRESENTATION OF FINANCIAL INFORMATION

     THE COMPANY PUBLISHES ITS CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS. IN THIS PROSPECTUS SUPPLEMENT, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS AND REFERENCES TO "CDN$" OR "$" ARE TO CANADIAN DOLLARS AND REFERENCES TO "US$" ARE TO UNITED STATES DOLLARS.

     The Company presents its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a discussion of certain significant differences between Canadian GAAP and accounting principles generally accepted in the United States as they relate to the Company, see note 22 to the audited consolidated financial statements of the Company.

                               EXCHANGE RATE DATA

     The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period and the exchange rate at the end of such periods based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 12, 2002 the inverse of the Noon Buying Rate was US$.6508 per Cdn $1.00.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                                           -------------------------------------   -------------
                                           2001    2000    1999    1998    1997    2002    2001
                                           -----   -----   -----   -----   -----   -----   -----
High.....................................  .6697   .6969   .6925   .7105   .7487   .6342   .6697
Low......................................  .6241   .6410   .6535   .6341   .6945   .6200   .6336
Average..................................  .6457   .6725   .6744   .6714   .7199   .6272   .6542
Period End...............................  .6279   .6669   .6925   .6504   .6999   .6252   .6336

                            SUMMARY OF THE OFFERING

     The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the Prospectus.

ISSUER.....................  Brascan Corporation.

SECURITIES OFFERED.........  US$350,000,000 principal amount of 7 1/8% notes due
                             June 15, 2012.

MATURITY DATE..............  June 15, 2012.

INTEREST RATE..............  7 1/8% per annum.

INTEREST PAYMENT DATES.....  June 15 and December 15 each year, beginning on
                             December 15, 2002.

RANK.......................  The notes will rank equally with other unsecured debt.

REDEMPTION.................  The notes will not be redeemable prior to maturity, other than in the event of certain changes affecting Canadian withholding tax, in which case, the notes will be redeemable by the Company, as a whole but not in part, at the option of the Company at 100% of the aggregate principal amount of the notes plus accrued interest to the date of redemption.

USE OF PROCEEDS............  The net proceeds from this offering will be used for general corporate purposes, including the repayment of corporate debt.

FORM AND DENOMINATIONS.....  The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the Prospectus, notes in definitive form will not be issued.

CERTAIN COVENANTS..........  The Indenture governing the notes contains covenants that, among other things:

                             - Limit the Company's ability to create certain
                               liens; and

                             - Restrict the Company's ability to consolidate,
                               merge with a third party or transfer all or substantially all of its assets.

                             These covenants are subject to important exceptions and qualifications which are described under "Description of Debt Securities" in the Prospectus.

                                  THE COMPANY

     Brascan Corporation owns, manages and builds businesses that generate sustainable cash flows. Current operations are largely in the real estate, financial and power generation sectors. Total assets of $22 billion include 55 commercial properties and 38 power generating facilities. In addition, the Company holds investments in the resource sector. The Company's registered office is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3, Canada.

                              RECENT DEVELOPMENTS

     The following is a summary of significant recent developments affecting Brascan since January 1, 2002.

     In May 2002, Brascan acquired four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 megawatts ("MW") from Ontario Power Generation Inc. for $340 million. This acquisition increased Brascan's total power generating capacity to over 1,600 MW.

     In April 2002, the Company received approval for a normal course issuer bid to purchase up to 13,900,000 Class A Limited Voting Shares of the Company, representing approximately 10% of the public float of the issued and outstanding Class A Limited Voting Shares of the Company, through open market purchases on the New York and Toronto Stock Exchanges during the period from April 2002 to April 2003.

     In April 2002, the Company offered to acquire all the outstanding Class A and Class B Non-Voting Shares of its subsidiary Brascan Financial Corporation (formerly Trilon Financial Corporation) ("Brascan Financial") that it did not already own. In June 2002, Brascan announced that it had acquired 44.1 million Class A Shares of Brascan Financial tendered under this offer, representing over 90% of the Class A Shares of Brascan Financial not owned by Brascan, for consideration of $346 million in cash, 11.0 million Class A Limited Voting Shares of the Company and 1.1 million Class A Preference Shares, Series 11 of the Company. Brascan intends to exercise its statutory compulsory acquisition rights to acquire all remaining Class A Shares of Brascan Financial not owned by Brascan. Upon completion of that compulsory acquisition, Brascan will own 100% of the Class A Shares and 99.9% of the Class B Non-Voting Shares of Brascan Financial.

     In April 2002, the Company issued $125 million of 8.30% unsecured junior subordinated debentures due June 30, 2051.

     In March 2002, Brascan sold a 50% interest in Exchange Tower, a 1.1 million square foot office property in downtown Toronto, Ontario, for $155 million.

     In February 2002, Brascan acquired six hydroelectric generating stations in northern Maine with a combined generating capacity of 126 MW and related transmission facilities for US$156 million.

                                USE OF PROCEEDS

     The net proceeds from this offering, after deducting the underwriters' fees and the estimated expenses of the offering of US$2,518,000, will be US$342,680,000 (Cdn$526,550,000 based on the Noon Buying Rate on June 12, 2002) and will be used by the Company for general corporate purposes, including increasing its interest in its principal business units and the repayment of corporate debt.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 2002, the consolidated cash and cash equivalents, short-term debt and capitalization of Brascan, both actual and as adjusted to give effect to the sale of the notes offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements of Brascan incorporated by reference in this Prospectus.

                                                                MARCH 31, 2002(1)
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
CDN$ MILLIONS                                                 -------    -----------
Cash and cash equivalents...................................  $   565      $   565
                                                              =======      =======
Accounts payable............................................  $ 1,897      $ 1,897
                                                              =======      =======
Capitalization
  Non-recourse borrowings
     Property specific mortgages............................  $ 7,235      $ 7,235
     Other debt of subsidiaries.............................    3,236        3,236
  Corporate borrowings......................................    1,294          746
  Notes offered hereby......................................       --          560
Shareholders' interests
  Minority interests of others in assets....................    2,783        2,783
  Convertible notes(2)......................................       99           99
  Preferred equity
     Corporate(3)...........................................    1,107        1,107
     Subsidiaries...........................................      489          489
  Common shares.............................................    1,614        1,614
  Retained earnings.........................................    2,493        2,493
                                                              -------      -------
Total capitalization........................................  $20,350      $20,362
                                                              =======      =======

---------------

(1) For the purposes of the capitalization table, all U.S. dollar amounts have been translated into Canadian dollars based on the inverse of the Noon Buying Rate on March 31, 2002 of US$0.6252 per Cdn$1.00.

(2) The principal and interest on the convertible notes may, at the option of the Company, be paid in Class A Limited Voting Shares of the Company.

(3) The above table does not reflect the issuance of Cdn$125,000,000 unsecured junior subordinated debentures, which occurred in April 2002.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the Prospectus under "Description of Debt Securities", to which reference is hereby made. As used under this caption, the term "Company" refers to Brascan Corporation, exclusive of its subsidiaries. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the Prospectus.

     The notes are to be issued under an indenture, dated as of September 20, 1995, as supplemented by a First Supplemental Indenture dated as of October 3, 1995, a Second Supplemental Indenture dated December 15, 1998, a Third Supplemental Indenture dated December 12, 2001 and a Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") to be dated June 17, 2002 (as supplemented, the "Indenture"), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the "Trustee"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under "Description of Debt Securities" in the Prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein.

GENERAL

     The notes will be senior unsecured obligations of the Company, and will be limited to US$500,000,000 aggregate principal amount, of which US$350,000,000 aggregate principal amount will be issued under the Fourth Supplemental Indenture. Up to an additional US$150,000,000 aggregate principal amount of the same series of notes may be issued under additional supplements to the Indenture without the consent of the holders of the notes. The notes will mature on June 15, 2012. The notes will bear interest at the rate of 7 1/8% per annum from June 17, 2002 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2002, to the Persons in whose name the notes are registered at the close of business on the preceding May 31 or November 30, as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 7 1/8% per annum plus 1%. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, and premium, if any, and interest on, the notes will be payable, and the notes may be presented for registration of transfer and exchange, at the office or agency of the Company maintained for that purpose in Toronto, Ontario, and at any other office or agency maintained by the Company for such purpose (and, for notes that are not represented by a Global Note (as defined below) at the office or agency of the Company maintained for that purpose in The City of New York), provided that at the option of the Company, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Note Register.

     Except as described herein under "Redemption for Changes in Canadian Withholding Taxes", the notes will not be redeemable prior to maturity.

     The Company is structured as a holding company that operates through subsidiaries. Although the notes are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company is a holding company, the Company's ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by the Company and/or one or more designated affiliates of the Company.

REDEMPTION FOR CHANGES IN CANADIAN WITHHOLDING TAXES

     The notes will be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Company has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the Fourth Supplemental Indenture.

COVENANTS

     The following covenants shall apply to the notes:

  Negative Pledge

     The Company will not, and will not permit any Principal Subsidiary to, create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other indebtedness of the Company or such Principal Subsidiary then existing or thereafter created which is not subordinate to the notes) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

     (a) Liens on any property or assets of any Person existing at the time such Person becomes a Principal Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Principal Subsidiary;

     (b) Liens on any property or assets of the Company or any Principal Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor's privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

     (c)  Liens arising by operation of law;

     (d) any other Lien arising in connection with indebtedness of the Company and Principal Subsidiaries if, after giving effect to such Lien and any other Lien created pursuant to this clause (d), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company's Consolidated Net Worth; and

     (e) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) through (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

  Limitation on Certain Asset Dispositions

     The Company will not, and will not permit any Principal Subsidiary to, make any disposition of assets in one or more related transactions in which the aggregate consideration exceeds, within a twelve-month calendar period, 10% of the Consolidated Net Worth of the Company unless (a) the Company or the Principal Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee and (b) all Net Available

Proceeds, less any amounts invested within one year of such disposition in assets related to the business of the Company or in securities of Affiliates (such amount being the "Excess Proceeds"), are applied within one year of such disposition (i) first, at the option of the Company, to the repayment or reduction of Debt ranking pari passu with the notes, (ii) second, to the extent of remaining Excess Proceeds, after giving effect to payments made pursuant to clause (i), if any, to make an Offer to Purchase outstanding notes, on a pro rata basis, at a purchase price equal to 100% of the principal amount of notes, plus accrued interest (if any) to the date of purchase, and (iii) third, to the extent of any remaining Excess Proceeds following the completion of such Offer to Purchase, to any other use as determined by the Company which is not otherwise prohibited by the Indenture.

     Notwithstanding the foregoing, the Company will not be required to repurchase more than 25% of the original principal amount of the notes pursuant to clause (ii) of the foregoing paragraph prior to the day following the fifth anniversary of the original issuance of the notes, and the maximum amount to be applied to the repurchase of notes in connection with any Offer to Purchase made pursuant to clause (ii) of the foregoing paragraph having a purchase date prior to the day following the fifth anniversary of the original issuance of the notes shall be the lesser of (a) the Excess Proceeds and (b) 25% of the original principal amount of the notes less the aggregate principal amount of notes purchased pursuant to Offers to Purchase relating to all prior asset dispositions. In addition, the Company shall not be required to make an Offer to Purchase any notes if (i) the amount of the Excess Proceeds, or such lesser amount as determined in accordance with the preceding sentence, is less than US$5 million or (ii) such repurchase or repayment is prohibited under applicable law.

  Limitation on Restricted Payments

     The Company (a) will not declare or pay any dividend or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the notes, if at the time thereof:

     (i) an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default, shall have occurred and be continuing, or

     (ii) upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than $2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if, at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

  Prohibition on Dividend and Other Payment Restrictions Affecting Principal Subsidiaries

     The Company will not, and will not permit any Principal Subsidiary to, create or suffer to exist any consensual encumbrance or restriction on the ability of any Principal Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any Principal Subsidiary,
(ii) to make loans or advances to the Company or any Principal Subsidiary or
(iii) to transfer any of its property or assets to the Company or any other Principal Subsidiary.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

     "generally accepted accounting principles" means, as at any date of determination, generally accepted accounting principles in effect in Canada (unless otherwise indicated) and which are applicable as of the date of determination.

     "Lien" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

     "Net Available Proceeds" from any disposition of assets by any Person means cash or readily marketable cash equivalents (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such assets or received in any other non-cash form) received therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such disposition or by applicable law, be repaid out of the proceeds from such disposition, and (iii) all distributions and other payments made to or set aside for minority interest holders in Subsidiaries of such Person or joint ventures as a result of such disposition.

     "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Offer Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of notes within five Business Days after the Offer Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include
(i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

1. the Section of the Indenture pursuant to which the Offer to Purchase is being made;

2.   the Offer Expiration Date and the Purchase Date;

3. the aggregate principal amount of the Outstanding notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined) (the "Purchase Amount");

4. the purchase price to be paid by the Company for each US$1,000 aggregate principal amount of notes accepted for payment (as specified pursuant to the Indenture) ("Purchase Price");

5. that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in an integral multiple of US$1,000 principal amount;

6. the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase;

7. that interest on any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

8. that on the Purchase Date the Purchase Price will become due and payable upon each note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

9. that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note at the place or places specified in the Offer prior to the close of business on the Offer Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee, duly executed by, the Holder thereof or his attorney duly authorized in writing);

10. that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Offer Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the note the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

11. that (a) if notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of US$1,000 or integral multiples thereof shall be purchased); and

12. that in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note or notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the note so tendered.

     Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

     "pari passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to the same Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

     "Principal Subsidiary" means (i) any direct or indirect Subsidiary of the Company whose securities are not publicly traded or registered or qualified under applicable securities laws and whose primary purpose is to hold, directly or indirectly, or the majority of whose assets consist of direct or indirect interests in, shares of capital stock of Noranda Inc., Nexfor Inc., Brookfield Properties Corporation, Great Lakes Power Inc., or Brascan Financial Corporation (formerly Trilon Financial Corporation) at the date of issuance of the notes, and (ii) the companies comprising Brascan Brazil.

     "Subsidiary" of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

ADDITIONAL AMOUNTS

     All payments made by the Company under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under "Redemption for Changes in Canadian Withholding Taxes", the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (a) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of notes or the receipt of payments thereunder. The Company will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder (other than an Excluded Holder) and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes so levied or imposed which have not been withheld or deducted and remitted by the Company in accordance with applicable law and which have been paid by such Holder in respect of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder's net income.

     At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

BOOK-ENTRY SYSTEM

     The notes will be represented by one or more Global Notes (collectively, the "Global Note") registered in the name of The Depository Trust Company, or its nominee, as Depository (the "Depository"). The provisions set forth under "Description of Debt Securities -- Registered Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its Participants (defined below). Except as described under "Description of Debt Securities -- Registered Global Securities" in the Prospectus, owners of beneficial interests in the Global Note will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

     The Depository has advised the Company and the underwriters as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic computerized book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Participants and by the New York Stock Exchange Inc., the American Stock Exchange LLC and the National Association of Securities Dealers Inc. Access to the Depository's book-entry system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or Indirect Participants. The rules applicable to the Depository and Participants are on file with the Securities and Exchange Commission. The Depository agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

     Principal and interest payments on the notes registered in the name of the Depository's nominee will be made in immediately available funds to the Depository's nominee as the registered owner of the Global Note. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Note. The Depository has advised the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown in the records of the Depository, unless the Depository has reason to believe that it will not receive payment on the payment date. Payments by Participants and Indirect Participants to owners of beneficial interests in the Global Note will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of the Participants or Indirect Participants, and not of the Depository, the Trustee or the Company, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depository is the responsibility of the Company or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depository, and the disbursement of such payments to the owners of beneficial interests in the Global Note shall be the responsibility of Participants.

     The Company understands that, under existing industry practice, if the Company were to request any action by the Holders or if an owner of a beneficial interest in the Global Note were to desire to take any action that the Depository, as the registered owner of the Global Note, is entitled to take, the Depository would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Torys LLP, under the existing laws of Canada and the current administrative practice of the Canada Customs and Revenue Agency, the payment by the Company of interest, principal or premium on the notes to a holder who is a non-resident of Canada and with whom the Company deals at arm's length within the meaning of the Income Tax Act (Canada) (the "Act") at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length, and it is a question of fact whether persons not related to each other deal at arm's length.

     No other tax on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of the notes or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Act and who do not use or hold and are not deemed to use or hold the notes in carrying on business in Canada for the purposes of the Act. This summary does not apply to an insurance company that carries on business in Canada and elsewhere.

     This summary is of a general nature only and does not take into account tax legislation or considerations of any province or territory of Canada or of any jurisdiction other than Canada. Purchasers of the notes should consult their own tax advisors with respect to their particular circumstances.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by an initial purchaser thereof that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and any trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under applicable Treasury Regulations (a "U.S. Holder"). This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This summary is intended for general information only and does not discuss all of the tax consequences that may be relevant based on the particular circumstances of a U.S. Holder (or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction). This summary also does not address the tax consequences to shareholders, partners or beneficiaries in any entity that holds notes. Prospective purchasers of notes should consult their own tax advisors concerning the application of U.S. federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See "Certain Canadian Federal Income Tax Considerations".

     For U.S. federal income tax purposes, interest (including Additional Amounts, if any, and any Canadian withholding taxes paid by the Company) on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for such tax purposes. Interest paid by the Company on the notes will generally constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder. A U.S. Holder's ability to claim a foreign tax credit is subject to numerous limitations, and, because of the complexity of these limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

     Upon the sale, exchange or redemption of a note, a U.S. Holder will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest and taxed as interest, described above) and such U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year.

     In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the notes paid within the United States (and in certain cases, outside the United States) to U.S. Holders. A backup withholding tax (30% in 2002 and 2003, 29% for payments made in 2004 and 2005 and 28% for payments made in 2006 and thereafter) may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends properly or (iv) under certain circumstances, fails to certify that he or she has been notified by the IRS that he or she is subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

     The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the notes, including the applicability and effect of any federal, state, local or foreign tax laws and of any proposed changes in applicable law.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated June 12, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective principal amounts of notes:

                                                                  PRINCIPAL
                        UNDERWRITER                                 AMOUNT
                        -----------                               ---------
Credit Suisse First Boston Corporation......................    $  175,000,000
Banc One Capital Markets, Inc...............................        38,500,000
BNP Paribas Securities Corp.................................        38,500,000
Goldman, Sachs & Co.........................................        38,500,000
Salomon Smith Barney........................................        38,500,000
CIBC World Markets Corp.....................................        10,500,000
Trilon International Inc....................................        10,500,000
                                                                --------------
Total.......................................................    US$350,000,000
                                                                ==============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of .40% of the principal amount per note. The underwriters and selling group members may allow a discount of .25% of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

     We estimate that our out-of-pocket expenses for this offering will be approximately US$243,000.

     The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

     Trilon International Inc. is a wholly owned subsidiary of Brascan Financial Corporation. Brascan owns 98.6% of the Class A Shares and over 99.9% of the Class B Non-Voting Shares of Brascan Financial Corporation. Accordingly, Brascan is a related issuer of Trilon International Inc. within the meaning of applicable Canadian securities legislation. Trilon International Inc. will not receive any benefit in connection with this offering, other than its portion of the commissions, if any, payable as described above. Trilon International Inc. did not propose this offering to the Company.

     Trilon International Inc. is not registered as a broker-dealer under the securities laws of the United States and will not participate in the offering of the notes in the United States.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or contribute to payments that the underwriters may be required to make in that respect.

     In the ordinary course of their respective businesses, the underwriters and their affiliates may have engaged, and may engage in the future, in commercial banking and/or investment banking transactions with us and our affiliates for which they received or will receive customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

                                  RISK FACTORS

     Before making an investment decision investors should carefully consider the risks and uncertainties described below and under the heading "Business Environment and Risks" in the Company's Annual Report incorporated by reference herein. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations. If any of such risks actually occur, the Company's business, financial condition and operating results could be materially harmed.

BANKRUPTCY, LIQUIDATION OR REORGANIZATION OF THE COMPANY'S SUBSIDIARIES

     In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

NO PRIOR PUBLIC MARKET FOR THE NOTES

     Prior to this offering, there was no public market for the notes. The Company has been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for debt securities and by changes in the Company's financial performance or prospects or in the prospects for companies in the Company's industry generally. As a result, purchasers of notes cannot be sure that an active trading market will develop for the notes.

LEGAL PROCEEDINGS

     From time to time, Brascan is involved in litigation, investigations or proceedings relating to claims arising out of its operations.

                                 CREDIT RATINGS

     The Company's long-term unsecured debt securities are rated Baa3 by Moody's Investors Service Inc. ("Moody's"), A- by Standard & Poor's Corporation ("S&P") and A (low) by Dominion Bond Rating Service ("DBRS") (each a "Rating Agency"). Moody's, S&P and DBRS have rated these notes Baa3, A- and A (low), respectively.

     Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "Baa3" are considered investment grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

     DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated "A" is satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

     The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant.

                            EARNINGS COVERAGE RATIOS

     Coverages include pro forma information included as supplementary information for comparative purposes giving effect to consolidating the results of Brookfield Properties Corporation ("Brookfield") since January 1, 2001. Prior to December 31, 2001, Brookfield was accounted for using the equity method. The consolidation of Brookfield had no effect on the Company's net income or income per share.

     The earnings coverage ratios have been calculated based on instruments classified as debt under current Canadian GAAP. Pursuant to Canadian GAAP, an aggregate of $224 million of unsecured junior debentures and convertible notes are included in shareholders' equity as at March 31, 2002 and December 31, 2001 and the distributions thereon are charged, on an after tax basis, to retained earnings. Based on this presentation, and after giving effect to the issue of the notes under this offering and the application of the estimated net proceeds thereof, Brascan's interest requirements for the 12 month periods ended March 31, 2002 and December 31, 2001 amounted to $380 million and $281 million (pro forma basis -- $723 million and $739 million), respectively. Brascan's earnings before interest and income tax for the 12 month periods ended March 31, 2002 and December 31, 2001 were $724 million and $570 million (pro forma basis -- $1,156 million and

$1,157 million), respectively, which are 1.9 times and 2.0 times (pro forma basis -- 1.6 times and 1.6 times) Brascan's aggregate interest requirements for the respective periods.

     The earnings coverage ratios in the preceding paragraph have been calculated without the annual carrying charges relating to the unsecured junior subordinated debentures and convertible notes. If the unsecured junior subordinated debentures and convertible notes were classified as debt, their entire pre-tax carrying charges would be included in interest expense. If the annual carrying charges had been included in the calculations, the earnings coverage ratios for the 12 month periods ended March 31, 2002 and December 31, 2001 would have been unchanged at 1.9 times and 2.0 times (pro forma basis --
1.6 times and 1.6 times), respectively.

                                 LEGAL MATTERS

     The validity of the notes being offered hereby will be passed upon for the Company by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law.

  AMENDMENT NO. 1 DATED JUNE 7, 2002 TO THE SHORT FORM SHELF PROSPECTUS DATED
                               NOVEMBER 29, 2001

This Amendment, together with the Short Form Shelf Prospectus dated November 29, 2001, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

                           [BRASCAN CORPORATION LOGO]

                                DEBT SECURITIES

                                 US$900,000,000

     The short form shelf prospectus (the "Prospectus") dated November 29, 2001 of Brascan Corporation is amended by providing that the maximum aggregate offering amount of debt securities that may be offered and issued from time to time under the Prospectus is increased from US$500,000,000 to US$900,000,000 and, in particular, deleting the references to US$500,000,000 contained on the face page of the Prospectus and substituting therefor "US$900,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

     "Debt securities (the "Debt Securities") of Brascan Corporation (the "Company") may be offered hereunder in one or more series in an aggregate principal amount of up to U.S.$900,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of U.S.$900,000,000. Debt Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus relating thereto (a "Prospectus Supplement")."

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contain a misrepresentation or are not delivered to the purchaser, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491.

BASE SHELF PROSPECTUS

              FINAL SHORT FORM PROSPECTUS DATED NOVEMBER 29, 2001

                                 US$500,000,000

                           [BRASCAN CORPORATION LOGO]

                                DEBT SECURITIES
                            ------------------------

    Debt securities (the "Debt Securities") of Brascan Corporation (the "Company") may be offered hereunder in one or more series in an aggregate principal amount of up to U.S.$500,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of U.S.$500,000,000. Debt Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus relating thereto (a "Prospectus Supplement").
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    THIS OFFERING IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF ITS HOME COUNTRY. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE DEBT SECURITIES MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN OR IN A PROSPECTUS SUPPLEMENT. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

    THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF THE PROVINCE OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF CANADA AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

    The Company may sell Debt Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of Offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

               The date of this Prospectus is November 29, 2001.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Documents Incorporated by Reference.........................     2
Available Information.......................................     4
Special Note Regarding Forward-Looking Information..........     4
The Company.................................................     4
Use of Proceeds.............................................     5
Earnings Coverage Ratios....................................     5
Description of Debt Securities..............................     6
Plan of Distribution........................................    15
Legal Matters...............................................    15
Experts.....................................................    16
Documents Filed as Part of the Registration Statement.......    16

     In this Prospectus, unless the context otherwise indicates, references to the "Company" refer to Brascan Corporation and references to "Brascan" refer to the Company and its direct and indirect subsidiaries.

     All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in Canadian dollars, except where otherwise indicated. The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On November 28, 2001, the inverse noon buying rate was U.S.$0.6308 per Cdn.$1.00.

                                                        YEARS ENDED DECEMBER 31
                                                 -------------------------------------
                                                 2000    1999    1998    1997    1996
                                                 -----   -----   -----   -----   -----
Low............................................  .6410   .6535   .6341   .6945   .7235
High...........................................  .6969   .6925   .7105   .7487   .7513
Average(1).....................................  .6725   .6744   .6714   .7199   .7330
Period End.....................................  .6669   .6925   .6504   .6999   .7301

---------------

NOTE:

(1) The average of the daily noon buying rates on the last business day of each month during the applicable period.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, filed with the securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

     (a) the Company's annual information form dated May 15, 2001;

     (b) the unaudited comparative consolidated financial statements of the Company contained in the interim report to shareholders for the nine months ended September 30, 2001;

     (c) the audited comparative consolidated financial statements of the Company and the notes thereto for the financial year ended December 31, 2000, together with the report of the auditors thereon, found at pages 41 through 56 of Brascan's 2000 annual report;

     (d) the financial analysis and review section contained in pages 19 to 40 of the Company's 2000 annual report;

     (e) management's discussion and analysis of financial condition and results of operations dated November 7, 2001 contained in the interim report to shareholders for the nine months ended September 30, 2001; and

     (f) the Company's management information circular dated February 28, 2001 in connection with the April 27, 2001 Annual and Special Meeting of Shareholders, other than the sections entitled "Executive Compensation" and "Performance Graph".

     ALL DOCUMENTS OF THE COMPANY OF THE TYPE REFERRED TO ABOVE AND ANY MATERIAL CHANGE REPORTS (EXCLUDING CONFIDENTIAL REPORTS) WHICH ARE REQUIRED TO BE FILED BY THE COMPANY WITH THE ONTARIO SECURITIES COMMISSION AFTER THE DATE OF THIS PROSPECTUS AND PRIOR TO THE TERMINATION OF THE OFFERING SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IN ADDITION, ANY REPORT ON FORM 6-K OR FORM 40-F FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AFTER THE DATE OF THIS PROSPECTUS SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IF AND TO THE EXTENT EXPRESSLY PROVIDED IN SUCH REPORT.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

     UPON A NEW ANNUAL INFORMATION FORM AND NEW ANNUAL FINANCIAL STATEMENTS BEING FILED WITH AND, WHERE REQUIRED, ACCEPTED BY THE APPLICABLE SECURITIES REGULATORY AUTHORITIES DURING THE CURRENCY OF THIS PROSPECTUS, THE PREVIOUS ANNUAL INFORMATION FORM, THE PREVIOUS ANNUAL FINANCIAL STATEMENTS AND ALL INTERIM FINANCIAL STATEMENTS, MATERIAL CHANGE REPORTS AND INFORMATION CIRCULARS FILED PRIOR TO THE COMMENCEMENT OF THE THEN CURRENT FISCAL YEAR WILL BE DEEMED NO LONGER TO BE INCORPORATED INTO THIS PROSPECTUS FOR PURPOSES OF FUTURE OFFERS AND SALES OF DEBT SECURITIES HEREUNDER.

     A Prospectus Supplement containing the specific terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Debt Securities covered by that Prospectus Supplement.

     Where the Company updates its disclosure of earnings coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of earnings coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Debt Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.

     Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-9 relating to the Debt Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.

     COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE CORPORATE SECRETARY OF THE COMPANY AT SUITE 4400, BCE PLACE, 181 BAY STREET, TORONTO, ONTARIO, CANADA, M5J 2T3 (TELEPHONE:
(416) 363-9491).

                             AVAILABLE INFORMATION

     The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-9 relating to the Debt Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements included and incorporated by reference herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Brascan's business and operations, plans and references to the future success of Brascan. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including, but not limited to: general economic, market or business conditions; fluctuations in the value of the Canadian dollar relative to other currencies; fluctuations in interest rates; the opportunities (or lack thereof) that may be presented to, and pursued by, Brascan; competitive actions by other companies; conditions in the natural resources, property, energy, financial and management services industries; the cyclical nature of the resource operations and fluctuations in commodity prices; changes in laws or regulations, including changes in the regulations, standards and market expectation regarding the environment, particularly in natural resources and energy operations; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada, the United States and Brazil; the potential impact of increased competition in the markets within which Brascan operates; and other factors, many of which are beyond the control of Brascan. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events, except as may be required by securities laws.

                                  THE COMPANY

     Brascan owns and operates real estate, power generating, financial and natural resource businesses, located principally in North and South America. Brascan's goal is to build long-term shareholder value by creating sustainable cash flows generated from high quality assets and by continuously developing opportunities for future growth.

     The Company's main areas of business are summarized below:

     - PROPERTY OPERATIONS include owning and developing commercial office properties in selected downtown markets and master-planned residential communities, conducted directly and through 48%-owned Brookfield Properties Corporation.

     - ENERGY OPERATIONS include generating, transmitting and distributing electricity and related power trading activities, conducted through wholly-owned Great Lakes Power Inc.

     - FINANCIAL OPERATIONS include a select range of financial, investment management and other businesses, conducted directly and through 71%-owned Trilon Financial Corporation.

     - NATURAL RESOURCE OPERATIONS include base metal mining and metallurgical operations, conducted through 40%-owned Noranda Inc., and building products and specialty paper operations, conducted directly and through 41%-owned Nexfor Inc.

     The Company aims to achieve leadership in each of its businesses by ensuring that their operations are competitive, by identifying new business opportunities and allocating and employing capital efficiently among them, and by encouraging synergies and mutually beneficial relationships with investment partners, customers and suppliers.

RECENT DEVELOPMENTS

     The following is a summary of significant recent developments affecting Brascan since January 1, 2001.

     In January 2001, Brascan increased its ownership of Trilon Financial Corporation from 65% to 71% as a result of Trilon Financial Corporation repurchasing 14.5 million of its own common shares.

     In February 2001, Brascan increased its ownership of Great Lakes Power Inc. from 93% to 100%.

     During the period January to November 2001, Brascan increased its ownership of Nexfor Inc. from 33% to 41%.

     In August 2001, Brascan received rating upgrades for its long-term debt to "A (low)" from "BBB (high)" from Dominion Bond Rating Service Limited ("DBRS") and to "A-" from "BBB" from Standard & Poor's Rating Service ("S&P").

     In September 2001, Brascan issued 10,000,000 Class A Preference Shares, Series 10, for Cdn.$250,000,000.

     In October 2001, Brascan, through its wholly-owned energy subsidiary, Great Lakes Power Inc., agreed to purchase six hydroelectric power plants and transmission facilities in northern Maine for U.S.$156.5 million.

                                USE OF PROCEEDS

     Unless otherwise indicated in a Prospectus Supplement relating to a series of Debt Securities, the net proceeds received by the Company from the sale of Debt Securities will be used by the Company for general corporate purposes, including increasing its interests in its principal business units and the repayment of corporate debt.

                            EARNINGS COVERAGE RATIOS

     Coverages include information in a form (referred to generally as the "deconsolidated basis") which differs from Brascan's consolidated financial statements in that the net investment and net income reflect

Brascan's common share investments in Great Lakes Power Inc., Brascan Brazil Ltd. and Brascan's publicly traded operating affiliates, based on the equity method of accounting.

     Brascan's interest requirements for the 12 months ended September 30, 2001 and December 31, 2000 amounted to $99 million and $106 million (consolidated basis -- $290 million and $276 million), respectively. Brascan's earnings before interest and income tax for the 12 months ended September 30, 2001 and December 31, 2000 were $456 million and $899 million (consolidated basis -- $666 million and $1,103 million), respectively, which are 4.6 and 8.5 times (consolidated basis -- 2.3 times and 4.0 times) Brascan's aggregate interest requirements for the respective periods.

     Brascan's earnings from continuing operations before interest and income tax for the 12 months ended September 30, 2001 and December 31, 2000 were $456 million and $494 million (consolidated basis -- $666 million and $698 million), respectively, which are 4.6 times and 4.7 times (consolidated basis -- 2.3 times and 2.5 times) Brascan's aggregate interest requirements for the respective periods.

     Interest on Brascan's convertible notes for the 12 months ended September 30, 2001 and December 31, 2000 were $4 million and $6 million, respectively, the inclusion of which has a negligible effect on the ratios.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

     The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the "Indenture") between the Company and Montreal Trust Company of Canada, as trustee (the "Trustee"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

GENERAL

     The Indenture does not limit the aggregate principal amount of Offered Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special Canadian and United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. The Securities offered pursuant to this Prospectus will be limited to U.S.$500,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 301) As of the date hereof, U.S.$400,000,000 of Securities were issued under the Indenture.

     The applicable Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are in registered form ("Registered Securities"); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the Offered Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the Offered Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depository for such Registered Global Securities; (8) the denominations in which any of the Securities will be issuable if in other than denominations of U.S.$1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the Offered Securities will be payable and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the Offered Securities will or may be payable; (11) any index pursuant to which the amount of payments of principal of, and any premium and interest on, the Offered Securities will or may be determined; (12) any other terms of the Offered Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to Securities, the amount of principal thereof and any premium and interest thereon which is determined by reference to an index will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)

     Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)

     The Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

     The Company is structured as a holding company that operates through subsidiaries. Although the Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company is a holding company, the Company's ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

FORM, DENOMINATION, EXCHANGE AND TRANSFER

     Unless otherwise indicated in the applicable Prospectus Supplement, the Securities will be issued only in fully registered form without coupons and in denominations of U.S.$1,000 or any integral multiple thereof. (Section 302) Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)

PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

REGISTERED GLOBAL SECURITIES

     The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

     The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

     So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

     If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue Registered Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may determine, at any time and in its sole discretion, not to have the Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Registered Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series. (Section 305)

CONSOLIDATION, MERGER, AMALGAMATION AND SALE OF ASSETS

     The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Securities of every series and (ii) the Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section
801)

EVENTS OF DEFAULT

     Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of, or any premium on, any Security of that series when due; (b) failure to pay any interest on any Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture;
(f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company's Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(g) above) with respect to the Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Securities of any series at the time Outstanding shall occur, the principal amount of all the Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "-- Modification and Waiver".

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of that series. (Section 512)

     No Holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of, or of any premium or interest on, such Security on or after the applicable due date specified in such Security. (Section 508)

     The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

DEFEASANCE

     The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Defeasance"). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Customs and Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and
(v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

     The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). In the event the Company exercises its Covenant Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Customs and Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Outstanding Securities tendered pursuant to an Offer to Purchase. (Section 513)

CONSENT TO JURISDICTION AND SERVICE

     The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submit to such jurisdiction.

ENFORCEABILITY OF JUDGMENTS

     Since a substantial portion of the Company's assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Debt Securities, may not be collectible within the United States.

     The Company has been informed by its Canadian counsel, Torys, that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a "New York Court") that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within six years of the date of such judgment. The Company has been advised by such counsel that there is some doubt as to the enforceability in Canada, against the Company or against any of its respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

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GOVERNING LAW

     The Indenture and the Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)

THE TRUSTEE

     The Trustee under the Indenture is Montreal Trust Company of Canada.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i)

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through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

     "Deconsolidated" means that the net investment and net income reflect all of the Company's common share investments in Great Lakes Power Inc., Brascan Brazil Ltd. and the Company's publicly traded operating Affiliates based on the equity method of accounting.

     "Deferred Credits" means the deferred credits of the Company and its Subsidiaries determined on a Deconsolidated basis in accordance with generally accepted accounting principles.

     "Government Obligation" means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause
(x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Interest Rate or Currency Protection Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

     "Qualifying Subordinated Debt" means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

     "Stated Maturity", when used with respect to any Security or any instalment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such instalment of principal or interest is due and payable.

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                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to purchasers or through agents.

     The distribution of Debt Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Debt Securities of any series will be identified in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to each series of Debt Securities will also set forth the terms of the offering of the Debt Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the Offered Securities, the initial offering price, the proceeds to the Company from the sale of the Offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.

     Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Debt Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities of any series.

     In connection with any underwritten offering of Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, certain matters of Canadian and United States law relating to the validity of the Debt Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

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                                    EXPERTS

     The consolidated financial statements of the Company for the financial year ended December 31, 2000, incorporated by reference in this Prospectus by reference to Brascan's 2000 annual report, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the Commission as part of the Registration Statement on Form F-9 of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Deloitte & Touche LLP; consent of Torys; powers of attorney; trust indenture dated as of September 20, 1995 between the Company and Montreal Trust Company of Canada, as trustee; and method of calculation of interest coverage.

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                              BRASCAN LOGO